Exhibit 99.3

Revision of Cash Flow Items

In 2013, we determined that government grants received in relation to fixed assets had previously been incorrectly classified as an operating cash inflow item in the consolidated statements of cash flows for the years ended December 31, 2011 and 2012. Government grants related to fixed assets of RMB66.6 million and RMB59.6 million should have been classified as an investing cash inflow item instead of an operating cash inflow item in the consolidated statements of cash flows for the years ended December 31, 2011 and 2012, respectively. We have concluded that the impact of these amounts is not material to our previously reported operating or investing cash flows, and had no impact on our total cash flows for the years ended December 31, 2011 and 2012. We will revise the statement of cash flow presentation for these immaterial corrections in future filings.